Exhibit 99.1
DCP Midstream GP, LP
(A Delaware Limited Partnership)
Consolidated Balance Sheet
As of December 31, 2007

CONSOLIDATED BALANCE SHEET OF
DCP MIDSTREAM GP, LP
TABLE OF CONTENTS

Page
Independent Auditors’ Report	2
Consolidated Balance Sheet as of December 31, 2007	3
Notes to Consolidated Balance Sheet	4

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors of
DCP Midstream GP, LLC
Denver, Colorado:
We have audited the accompanying consolidated balance sheet of DCP Midstream GP, LP (a wholly owned subsidiary of DCP Midstream, LLC) and subsidiaries (the “Company”) as of December 31, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. The consolidated balance sheet gives retroactive effect to the acquisition of a 25% limited liability interest in DCP East Texas Holdings, LLC, a 40% limited liability interest in Discovery Producer Services LLC (“Discovery”) and a nontrading derivative instrument from DCP Midstream, LLC by the Company on July 1, 2007, which has been accounted for in a manner similar to a pooling of interests as described in Note 4 to the consolidated balance sheet. We did not audit the financial statements of Discovery, an investment of the Company which is accounted for by the use of the equity method. The Company’s equity in Discovery’s net assets of $161,520,000 at December 31, 2007 is included in the accompanying consolidated balance sheet. Discovery’s financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Discovery, is based solely on the report of such other auditors.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.
In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP

Denver, Colorado
March 7, 2008

DCP MIDSTREAM GP, LP
CONSOLIDATED BALANCE SHEET

December 31,
2007
(Millions)
ASSETS
Current assets:
Cash and cash equivalents	$24.5
Short-term investments	1.3
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1.2 million	81.7
Affiliates	52.1
Inventories	37.3
Unrealized gains on derivative instruments	3.1
Other	18.5

Total current assets	218.5
Restricted investments	100.5
Property, plant and equipment, net	500.7
Goodwill	80.2
Intangible assets, net	29.7
Equity method investments	187.2
Unrealized gains on derivative instruments	2.7
Other long-term assets	1.2

Total assets	$1,120.7

LIABILITIES AND PARTNERS’ DEFICIT
Current liabilities:
Accounts payable:
Trade	$110.2
Affiliates	55.6
Unrealized losses on derivative instruments	30.9
Accrued interest payable	1.6
Other	21.3

Total current liabilities	219.6
Long-term debt	630.0
Unrealized losses on derivative instruments	70.0
Other long-term liabilities	9.4

Total liabilities	929.0

Non-controlling interests	197.3

Commitments and contingent liabilities

Partners’ deficit:
Partners’ equity	177.6
Note receivable from DCP Midstream, LLC	(183.0)
Accumulated other comprehensive loss	(0.2)

Total partners’ deficit	(5.6)

Total liabilities and partners’ deficit	$1,120.7

See accompanying notes to consolidated balance sheet.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2007
1. Description of Business and Basis of Presentation
     DCP Midstream GP, LP, with its consolidated subsidiaries, or us, we or our, is a Delaware limited partnership, whose interests are owned by DCP Midstream, LLC and DCP Midstream GP, LLC. We own a 1.5% interest in and act as the general partner for DCP Midstream Partners, LP, or DCP Partners or the partnership, a master limited partnership formed in August 2005, which is engaged in the business of gathering, compressing, treating, processing, transporting and selling natural gas, producing, transporting, storing and selling propane and transporting and selling natural gas liquids, or NGLs, and condensate. DCP Partners’ operations and activities are managed by us. We, in turn, are managed by our general partner, DCP Midstream GP, LLC, which we refer to as our General Partner, which is wholly-owned by DCP Midstream, LLC. DCP Midstream, LLC directs DCP Partners’ business operations through their ownership and control of our General Partner. DCP Midstream, LLC and its affiliates’ employees provide administrative support to DCP Partners and operate our assets. DCP Midstream, LLC is owned 50% by Spectra Energy Corp, or Spectra Energy, and 50% by ConocoPhillips.
     The partnership includes: our Northern Louisiana system; our Southern Oklahoma system (acquired in May 2007); our limited liability company interests in DCP East Texas Holdings, LLC, or East Texas, and Discovery Producer Services LLC, or Discovery (acquired in July 2007); our Wyoming system and a 70% interest in our Colorado system (each acquired in August 2007); our wholesale propane logistics business (acquired in November 2006); and our NGL transportation pipelines.
     The consolidated balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The consolidated balance sheet includes the accounts of DCP Midstream GP, LP and DCP Partners. We consolidate DCP Partners as we act as the general partner and as the limited partners do not have substantive kick-out or participating rights. DCP Partners’ investments in greater than 20% owned affiliates, which are not variable interest rights and where DCP Partners does not exercise control, are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated. Transactions between us and other DCP Midstream, LLC operations and other affiliates have been identified in the consolidated balance sheet as transactions between affiliates.
2. Summary of Significant Accounting Policies
     Use of Estimates — Conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and notes. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.
     Cash and Cash Equivalents — We consider investments in highly liquid financial instruments purchased with an original stated maturity of 90 days or less to be cash equivalents.
     Short-Term and Restricted Investments — We may invest available cash balances in various financial instruments, such as commercial paper, money market instruments and tax-exempt debt securities that have stated maturities of 20 years or more. These instruments provide for a high degree of liquidity through features, which allow for the redemption of the investment at its face amount plus earned income. As we generally intend to sell these instruments within one year or less from the balance sheet date, and as they are available for use in current operations, they are classified as current assets, unless otherwise restricted.
     Restricted investments are used as collateral to secure the term loan portion of our credit facility and to finance gathering and compression asset acquisitions.

     We have classified all short-term and restricted investments as available-for-sale as we do not intend to hold them to maturity, nor are they bought or sold with the objective of generating profit on short-term differences in prices. These investments are recorded at fair value, with changes in fair value recorded as unrealized gains and losses in accumulated other comprehensive (loss) income, or AOCI. The cost, including accrued interest on investments, approximates fair value, due to the short-term, highly liquid nature of the securities held by us, and as interest rates are re-set on a daily, weekly or monthly basis.
     Inventories — Inventories, which consist primarily of propane, are recorded at the lower of weighted-average cost or market value. Transportation costs are included in inventory.
     Gas and NGL Imbalance Accounting — Quantities of natural gas or NGLs over-delivered or under-delivered related to imbalance agreements with customers, producers or pipelines are recorded monthly as other receivables or other payables using current market prices or the weighted-average prices of natural gas or NGLs at the plant or system. These balances are settled with deliveries of natural gas or NGLs, or with cash. Included in the consolidated balance sheet as accounts receivable—trade and accounts receivable—affiliates were imbalances of $1.6 million at December 31, 2007. Included in the consolidated balance sheet as accounts payable—trade were imbalances of $1.1 million at December 31, 2007.
     Property, Plant and Equipment — Property, plant and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.
     Asset retirement obligations associated with tangible long-lived assets are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, and added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is determined using a risk free interest rate, and increases due to the passage of time based on the time value of money until the obligation is settled. We recognize a liability of a conditional asset retirement obligation as soon as the fair value of the liability can be reasonably estimated. A conditional asset retirement obligation is defined as an unconditional legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.
     Goodwill and Intangible Assets — Goodwill is the cost of an acquisition less the fair value of the net assets of the acquired business. We evaluate goodwill for impairment annually in the third quarter, and whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Impairment testing of goodwill consists of a two-step process. The first step involves comparing the fair value of the reporting unit, to which goodwill has been allocated, with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves comparing the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, the excess of the carrying value over the fair value is recognized as an impairment loss.
     Intangible assets consist primarily of commodity purchase contracts and related relationships. These intangible assets are amortized on a straight-line basis over the period of expected future benefit, ranging from approximately two to 25 years.
     Long-Lived Assets — We periodically evaluate whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. We consider various factors when determining if these assets should be evaluated for impairment, including but not limited to:
•	significant adverse change in legal factors or business climate;

•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

•	significant adverse changes in the extent or manner in which an asset is used, or in its physical condition;

•	a significant adverse change in the market value of an asset; or

•	a current expectation that, more likely than not, an asset will be sold or otherwise disposed of before the end of its estimated useful life.
     If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value. We assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales and discounted cash flow models.

Significant changes in market conditions resulting from events such as the condition of an asset or a change in management’s intent to utilize the asset would generally require management to reassess the cash flows related to the long-lived assets.
     Equity Method Investments — We use the equity method to account for investments in greater than 20% owned affiliates that are not variable interest entities and where we do not have the ability to exercise control, and investments in less than 20% owned affiliates where we have the ability to exercise significant influence.
     We evaluate our equity method investments for impairment whenever events or changes in circumstances indicate that the carrying value of such investments may have experienced a decline in value. When evidence of loss in value has occurred, we compare the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. We assess the fair value of our equity method investments using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales and discounted cash flow models. If the estimated fair value is less than the carrying value, the excess of the carrying value over the estimated fair value is recognized as an impairment loss.
     Unamortized Debt Expense — Expenses incurred with the issuance of long-term debt are amortized over the term of the debt using the effective interest method. These expenses are recorded on the consolidated balance sheet as other long-term assets.
     Accounting for Sales of Units by a Subsidiary — We account for sales of units by a subsidiary by recording a gain or loss on the sale of common equity of a subsidiary equal to the amount of proceeds received in excess of the carrying value of the units sold. As a result, we have deferred approximately $3.6 million of gain on sale of common units in DCP Partners, which is included in other long-term liabilities in the consolidated balance sheet. This gain is related to DCP Partners’ private placement in June 2007 and August 2007. We will recognize this gain in earnings upon conversion of all of DCP Partners’ subordinated units to common units.
     Accounting for Risk Management Activities and Financial Instruments — Effective July 1, 2007, we elected to discontinue using the hedge method of accounting for our commodity cash flow protection activities. We are using the mark-to-market method of accounting for all commodity derivative instruments beginning in July 2007. As a result, the remaining net loss deferred in AOCI will be reclassified to sales of natural gas, propane, NGLs and condensate, through December 2011, as the hedged transactions impact earnings.
     Each derivative not qualifying for the normal purchases and normal sales exception is recorded on a gross basis in the consolidated balance sheet at its fair value as unrealized gains or unrealized losses on derivative instruments. Derivative assets and liabilities remain classified in our consolidated balance sheet as unrealized gains or unrealized losses on derivative instruments at fair value until the contractual settlement period impacts earnings.
     Prior to July 1, 2007, we designated each energy commodity derivative as either trading or non-trading. Certain non-trading derivatives were further designated as either a hedge of a forecasted transaction or future cash flow (cash flow hedge), a hedge of a recognized asset, liability or firm commitment (fair value hedge), or normal purchases or normal sales, while certain non-trading derivatives, which are related to asset-based activities, are designated as non-trading derivative activity. For the periods presented, we did not have any trading derivative activity, however, we did have cash flow and fair value hedge activity, normal purchases and normal sales activity, and non-trading derivative activity included in the consolidated balance sheet.
     Cash Flow and Fair Value Hedges — For derivatives designated as a cash flow hedge or a fair value hedge, we maintain formal documentation of the hedge. In addition, we formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in cash flows or fair values of hedged items. All components of each derivative gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.
     The fair value of a derivative designated as a cash flow hedge is recorded in the consolidated balance sheet as unrealized gains or unrealized losses on derivative instruments. The effective portion of the change in fair value of a derivative designated as a cash flow hedge is recorded in partners’ equity as AOCI. During the period in which the hedged transaction impacts earnings, amounts in AOCI associated with the hedged transaction are reclassified to earnings in the same accounts as the item being hedged. Hedge accounting is discontinued prospectively when it is determined that the derivative no longer qualifies as an effective hedge, or when it is probable that the hedged transaction will not occur. When hedge accounting is discontinued because the derivative no longer qualifies as an effective hedge, the derivative is subject to the mark-to-market accounting method prospectively. The derivative continues to be carried on the consolidated balance sheet at its fair value; however, subsequent changes in its fair value are recognized in current period earnings. Gains and losses related to discontinued hedges that were previously accumulated in AOCI will remain in AOCI until the hedged transaction impacts earnings, unless it is probable that the hedged transaction will not occur, in which case, the gains and losses that were previously deferred in AOCI will be immediately recognized in current period earnings.
     The fair value of a derivative designated as a fair value hedge is recorded for balance sheet purposes as unrealized gains or unrealized losses on derivative instruments. We recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item in earnings in the current period. All derivatives designated and accounted for as fair value hedges are classified in the same category as the item being hedged in earnings.
     Valuation — When available, quoted market prices or prices obtained through external sources are used to determine a contract’s fair value. For contracts with a delivery location or duration for which quoted market prices are not available, fair value is determined based on pricing models developed primarily from historical and expected correlations with quoted market prices.
     Values are adjusted to reflect the credit risk inherent in the transaction as well as the potential impact of liquidating open positions in an orderly manner over a reasonable time period under current conditions. Changes in market prices and management estimates directly affect the estimated fair value of these contracts. Accordingly, it is reasonably possible that such estimates may change in the near term.
     Environmental Expenditures — Environmental expenditures are expensed or capitalized as appropriate, depending upon the future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not generate current or future revenue are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments and/or clean-ups are probable and the costs can be reasonably estimated. Environmental liabilities as of December 31, 2007, included in the consolidated balance sheet as other current liabilities amounted to $0.7 million and as other long-term liabilities amounted to $1.0 million.
     Equity-Based Compensation — Equity classified stock-based compensation cost is measured at fair value, based on the closing common unit price at grant date, and is recognized as expense over the vesting period. Liability classified stock-based compensation cost is remeasured at each reporting date at fair value, based on the closing common unit price, and is recognized as expense over the requisite service period. Compensation expense for awards with graded vesting provisions is recognized on a straight-line basis over the requisite service period of each separately vesting portion of the award. Awards granted to non-employees for acquiring, or in conjunction with selling, goods and services, are measured at the estimated fair value of the goods or services, or the fair value of the award, whichever is more reliably measured.
     Income Taxes — We are structured as a limited partnership which is a pass-through entity for federal income tax purposes.
3. Recent Accounting Pronouncements
     Statement of Financial Accounting Standards, or SFAS, No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51,” or SFAS 160 — In December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS 160, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for us on January 1, 2009. Due to the recency of this pronouncement, we have not assessed the impact of SFAS 160 on our consolidated financial position.
     SFAS No. 141(R) “Business Combinations (revised 2007),” or SFAS 141(R) — In December, 2007, the FASB issued SFAS 141(R), which requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for us on January 1, 2009. As this standard will be applied prospectively upon adoption, we will account for all transactions with closing dates subsequent to the adoption date in accordance with the provisions of the standard.
     SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115, or SFAS 159 — In February 2007, the FASB issued SFAS 159, which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The provisions of SFAS 159 were effective for us on January 1, 2008. We have not elected the fair value option relative to any of our financial assets and liabilities which are not otherwise required to be measured at fair value by other accounting standards. Therefore, there is no effect of adoption reflected on our consolidated financial position.

     SFAS No. 157, Fair Value Measurements, or SFAS 157 — In September 2006, the FASB issued SFAS 157, which provides guidance for using fair value to measure assets and liabilities. The standard establishes a framework for measuring fair value and expands the disclosure requirements surrounding assumptions made in the measurement of fair value.
     The adoption of this standard will result in us making slight changes to our valuation methodologies to incorporate the marketplace participant view as prescribed by SFAS 157. Such changes will include, but will not be limited to, changes in valuation policies to reflect an exit price methodology, the effect of considering our own non-performance risk on the valuation of liabilities, and the effect of any change in our credit rating or standing. As a result of adopting SFAS 157, we estimate a cumulative effect transition adjustment of an after-tax increase to partners’ equity of approximately $7.3 million. This transition adjustment will directly affect the beginning balance of partners’ equity.
     Pursuant to FASB Financial Staff Position 157-2, the FASB issued a partial deferral of the implementation of SFAS 157 as it relates to all non-financial assets and liabilities where fair value is the required measurement attribute by other accounting standards. While, we have adopted SFAS 157 for all financial assets and liabilities effective January 1, 2008, we have not assessed the impact that the adoption of SFAS 157 will have on our non-financial assets and liabilities.
     FASB Interpretation Number, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109, or FIN 48 — In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 were effective for us on January 1, 2007, and the adoption of FIN 48 did not have a significant impact on our consolidated financial position.
4. Acquisitions
     Gathering and Compression Assets
     In August 2007, we acquired certain subsidiaries of Momentum Energy Group, Inc., or MEG, from DCP Midstream, LLC for approximately $165.8 million. As a result of the acquisition, we expanded our operations into the Piceance and Powder River producing basins, thus diversifying our business into new operating areas. The consideration consisted of approximately $153.8 million of cash and the issuance of 275,735 DCP Partners’ common units to an affiliate of DCP Midstream, LLC that were valued at approximately $12.0 million. We have incurred post-closing purchase price adjustments to date that include a liability of $9.0 million for net working capital and general and administrative charges. We financed this transaction with $120.0 million of revolver and term loan borrowings under our amended credit agreement, along with the issuance of DCP Partners’ common units through a private placement with certain institutional investors and cash on hand. In August 2007, we issued 2,380,952 common limited partner units in a private placement, pursuant to a common unit purchase agreement with private owners of MEG or affiliates of such owners, at $42.00 per unit, or approximately $100.0 million in the aggregate. The proceeds from this private placement were used to purchase high-grade securities to fully secure our term loan borrowings. These units were registered with the Securities and Exchange Commission, or SEC, in January 2008.
     The transfer of the MEG subsidiaries between DCP Midstream, LLC and us represents a transfer between entities under common control. Transfers between entities under common control are accounted for at DCP Midstream, LLC’s carrying value, similar to the pooling method. DCP Midstream, LLC recorded its acquisition of the MEG subsidiaries under the purchase method of accounting, whereby the assets and liabilities were recorded at their respective fair values as of the date of the acquisition, including goodwill of approximately $50.9 million. The goodwill amount recognized relates primarily to projected growth in the Piceance basin due to significant natural gas reserves and high levels of drilling activity. We expect all of the goodwill to be tax deductible. DCP Midstream, LLC obtained third-party valuations for property, plant and equipment, and intangible assets. The values of certain assets and liabilities are preliminary, and are subject to adjustment as additional information is obtained. When finalized, material adjustments to goodwill may result. The purchase price allocation is as follows:

(Millions)
Cash consideration	$153.8
Payable to DCP Midstream, LLC	9.0
Common limited partner units	12.0

Aggregate consideration	$174.8

The purchase price allocation is as follows:
Cash	$11.8
Accounts receivable	14.1
Other assets	1.5
Property, plant and equipment	123.5
Goodwill	50.9
Intangible assets	15.5
Accounts payable	(11.1)
Other liabilities	(8.6)
Non-controlling interest in joint venture	(22.8)

Total purchase price allocation	$174.8

     On July 1, 2007, we acquired a 25% limited liability company interest in East Texas, a 40% limited liability company interest in Discovery and the Swap from DCP Midstream, LLC, in a transaction among entities under common control, for aggregate consideration of approximately $271.3 million, consisting of approximately $243.7 million in cash, including net working capital of $1.3 million and other adjustments, the issuance of 620,404 DCP Partners’ common units to DCP Midstream, LLC valued at $27.0 million and the issuance of 12,661 general partner equivalent units valued at $0.6 million. We financed the cash portion of this transaction with borrowings of $245.9 million under our amended credit facility. The $118.0 million excess purchase price over the historical basis of the net acquired assets was recorded as a reduction to partners’ equity, and the $27.6 million of common and general partner equivalent units issued as partial consideration for this transaction was recorded as an increase to partners’ equity. The transfer of assets between DCP Midstream, LLC and us represents a transfer of assets between entities under common control. Transfers of net assets or exchanges of shares between entities under common control are accounted for as if the transfer occurred at the beginning of the period, and prior years are retroactively adjusted to furnish comparative information similar to the pooling method.
     In May 2007, we acquired certain gathering and compression assets located in southern Oklahoma, or the Southern Oklahoma system, as well as related commodity purchase contracts, from Anadarko Petroleum Corporation for approximately $181.1 million.
     In April 2007, we acquired certain gathering and compression assets located in northern Louisiana from Laser Gathering Company, LP for approximately $10.2 million.
5. Agreements and Transactions with Affiliates
DCP Midstream, LLC
Omnibus Agreement
     We have entered into an omnibus agreement, as amended, or the Omnibus Agreement, with DCP Midstream, LLC. Under the Omnibus Agreement, we are required to reimburse DCP Midstream, LLC for salaries of operating personnel and employee benefits as well as capital expenditures, maintenance and repair costs, taxes and other direct costs incurred by DCP Midstream, LLC on our behalf. We also pay DCP Midstream, LLC an annual fee for centralized corporate functions performed by DCP Midstream, LLC on our behalf, including legal, accounting, cash management, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and engineering.
      All fees under the Omnibus Agreement are subject to adjustment annually for changes in the Consumer Price Index.

     The Omnibus Agreement also addresses the following matters:
•	DCP Midstream, LLC’s obligation to indemnify us for certain liabilities and our obligation to indemnify DCP Midstream, LLC for certain liabilities;

•	DCP Midstream, LLC’s obligation to continue to maintain its credit support, including without limitation guarantees and letters of credit, for our obligations related to derivative financial instruments, such as commodity price hedging contracts, to the extent that such credit support arrangements were in effect as of the closing of our initial public offering in December 2005, until the earlier to occur of the fifth anniversary of the closing of our initial public offering or such time as we obtain an investment grade credit rating from either Moody’s Investor Services, Inc. or Standard & Poor’s Ratings Group with respect to any of our unsecured indebtedness; and

•	DCP Midstream, LLC’s obligation to continue to maintain its credit support, including without limitation guarantees and letters of credit, for our obligations related to commercial contracts with respect to its business or operations that were in effect at the closing of our initial public offering until the expiration of such contracts.
     Any or all of the provisions of the Omnibus Agreement, other than the indemnification provisions, will be terminable by DCP Midstream, LLC at its option if the general partner is removed without cause and units held by the general partner and its affiliates are not voted in favor of that removal. The Omnibus Agreement will also terminate in the event of a change of control of us, the general partner (DCP Midstream GP, LP) or the General Partner (DCP Midstream GP, LLC).
     Following is a summary of the fees we incurred in 2007 under the Omnibus Agreement and the effective date for these fees, as well as other fees paid to DCP Midstream, LLC:

Terms	Effective Date	Year Ended December 31,
		2007	2006	2005
		(Millions)
Annual fee	2006	$5.0	$4.8	$0.3
Wholesale propane logistics business	November 2006	2.0	0.3	—
Southern Oklahoma	May 2007	0.1	—	—
Discovery	July 2007	0.1	—	—
Additional services	August 2007	0.2	—	—
MEG	August 2007	0.5	—	—

Total Omnibus Agreement		7.9	5.1	0.3
Other fees		2.1	3.0	8.8

Total		$10.0	$8.1	$9.1

Competition
     None of DCP Midstream, LLC, nor any of its affiliates, including Spectra Energy and ConocoPhillips, is restricted, under either the partnership agreement or the Omnibus Agreement, from competing with us. DCP Midstream, LLC and any of its affiliates, including Spectra Energy and ConocoPhillips, may acquire, construct or dispose of additional midstream energy or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.
Indemnification
     Under the Omnibus Agreement, DCP Midstream, LLC will indemnify us until December 7, 2008 against certain potential environmental claims, losses and expenses associated with the operation of the assets and occurring before the closing date of our initial public offering. DCP Midstream, LLC’s maximum liability for this indemnification obligation does not exceed $15.0 million and DCP Midstream, LLC does not have any obligation under this indemnification until our aggregate losses exceed $250,000. DCP Midstream, LLC has no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after the closing date of our initial public offering. We have agreed to indemnify DCP Midstream, LLC against environmental liabilities related to our assets to the extent DCP Midstream, LLC is not required to indemnify us.
     Additionally, DCP Midstream, LLC will indemnify us for losses attributable to title defects, retained assets and liabilities (including pre-closing litigation relating to contributed assets) and income taxes attributable to pre-closing operations. We will indemnify DCP Midstream, LLC for all losses attributable to the post-closing operations of the assets contributed to us, to the extent not subject to DCP Midstream, LLC’s indemnification obligations. In addition, DCP Midstream, LLC has agreed to indemnify us for up to $5.3 million of our pro rata share of any capital contributions required to be made by us to Black Lake Pipe Line Company, or Black Lake, associated with any repairs to the Black Lake pipeline that are determined to be necessary as a result of the currently ongoing pipeline integrity testing occurring from 2005 through June 2008. DCP Midstream, LLC has also agreed to indemnify us for up to $4.0 million of the costs associated with any repairs to the Seabreeze pipeline that were determined to be necessary as a result of pipeline integrity testing that occurred in 2006. Pipeline integrity testing and repairs are our responsibility and are recognized as operating and maintenance expense. Reimbursements of these expenses from DCP Midstream, LLC were not significant and were recognized by us as capital contributions.

     In connection with our acquisition of our wholesale propane logistics business, DCP Midstream, LLC will indemnify us until October 31, 2008 for any breach of the representations and warranties made under the acquisition agreement (except certain corporate related matters that survive indefinitely) and certain litigation, environmental matters, title defects and tax matters associated with these assets that were identified at the time of closing and that were attributable to periods prior to the closing date. In addition, DCP Midstream, LLC agreed to indemnify us until October 31, 2008 for the overpayment or underpayment of trade payables or receivables that pertain to periods prior to closing, agreed to indemnify us until October 31, 2009 for any claims for fines or penalties of any governmental authority for periods prior to the closing, agreed to indemnify us until October 31, 2010 if certain contractual matters result in a claim, and agreed to indemnify us indefinitely for breaches of the agreement. The indemnity obligation for breach of the representations and warranties is not effective until claims exceed in the aggregate $680,000 and is subject to a maximum liability of $6.8 million. This indemnity obligation for all other claims other than a breach of the representations and warranties does not become effective until an individual claim or series of related claims exceed $50,000.
     In connection with our acquisitions of East Texas and Discovery from DCP Midstream, LLC, DCP Midstream, LLC will indemnify us until July 1, 2008 for the breach of the representations and warranties made under the acquisition agreement (except certain corporate related matters that survive indefinitely) and certain litigation, environmental matters, title defects and tax matters associated with these assets that were identified at the time of closing and that were attributable to periods prior to the closing date. In addition, the same affiliate of DCP Midstream, LLC agreed to indemnify us until July 1, 2008 for the overpayment or underpayment of trade payables or receivables that pertain to periods prior to closing and agreed to indemnify us until July 1, 2009 for any claims for fines or penalties of any governmental authority for periods prior to the closing and that are associated with certain East Texas assets that were formerly owned by Gulf South and UP Fuels, and agreed to indemnify us indefinitely for breaches of the agreement and certain existing claims. The indemnity obligation for breach of the representations and warranties is not effective until claims exceed in the aggregate $2.7 million and is subject to a maximum liability of $27.0 million. This indemnity obligation for all other claims other than a breach of the representations and warranties does not become effective until an individual claim or series of related claims exceed $50,000.
     In connection with our acquisition of certain subsidiaries of MEG, DCP Midstream will indemnify us following the closing on August 29, 2007 for any breach of the representations and warranties made under the acquisition agreement and certain other matters associated with these assets. DCP Midstream agreed to indemnify us until August 29, 2008 for any breach of the representations and warranties (except certain corporate related matters that survive indefinitely), and indefinitely for breaches of the agreement.
Other Agreements and Transactions with DCP Midstream, LLC
     DCP Midstream, LLC owns certain assets and is party to certain contractual relationships around our Pelico system that are periodically used for the benefit of Pelico. DCP Midstream, LLC is able to source natural gas upstream of Pelico and deliver it to the inlet of the Pelico system, and is able to take natural gas from the outlet of the Pelico system and market it downstream of Pelico. Because of DCP Midstream, LLC’s ability to move natural gas around Pelico, there are certain contractual relationships around Pelico that define how natural gas is bought and sold between us and DCP Midstream, LLC. The agreement is described below:
•	DCP Midstream, LLC will supply Pelico’s system requirements that exceed its on-system supply. Accordingly, DCP Midstream, LLC purchases natural gas and transports it to our Pelico system, where we buy the gas from DCP Midstream, LLC at the actual acquisition cost plus transportation service charges incurred.

•	If our Pelico system has volumes in excess of the on-system demand, DCP Midstream, LLC will purchase the excess natural gas from us and transport it to sales points at an index-based price, less a contractually agreed-to marketing fee.

•	In addition, DCP Midstream, LLC may purchase other excess natural gas volumes at certain Pelico outlets for a price that equals the original Pelico purchase price from DCP Midstream, LLC, plus a portion of the index differential between upstream sources to certain downstream indices with a maximum differential and a minimum differential, plus a fixed fuel charge and other related adjustments.
     In addition, we sell NGLs and condensate from our Minden and Ada processing plants, and condensate from our Pelico system to a subsidiary of DCP Midstream, LLC equal to that subsidiary’s net weighted-average sales price, adjusted for transportation and other charges from the tailgate of the respective asset. We also sell propane to a subsidiary of DCP Midstream, LLC.
     We also have a contractual arrangement with a subsidiary of DCP Midstream, LLC that provides that DCP Midstream, LLC will pay us to transport NGLs over our Seabreeze pipeline, pursuant to a fee-based rate that will be applied to the volumes transported. DCP Midstream, LLC is the sole shipper on the Seabreeze pipeline under a transportation agreement.
     In December 2006, we completed construction of our Wilbreeze pipeline, which connects a DCP Midstream, LLC gas processing plant to our Seabreeze pipeline. The project is supported by an NGL product dedication agreement with DCP Midstream, LLC.

     We anticipate continuing to purchase commodities from and sell commodities to DCP Midstream, LLC in the ordinary course of business.
     In the second quarter of 2006, we entered into a letter agreement with DCP Midstream, LLC whereby DCP Midstream, LLC will make capital contributions to us as reimbursement for capital projects, which were forecasted to be completed prior to DCP Partners’ initial public offering, but were not completed by that date. Pursuant to the letter agreement, DCP Midstream, LLC made capital contributions to us of $ $0.3 million during 2007 to reimburse us for the capital costs we incurred, primarily for growth capital projects.
     In conjunction with our acquisition of a 40% limited liability company interest in Discovery from DCP Midstream, LLC in July 2007, we entered into a letter agreement with DCP Midstream, LLC whereby DCP Midstream, LLC will make capital contributions to us as reimbursement for certain Discovery capital projects, which were forecasted to be completed prior to our acquisition of a 40% limited liability company interest in Discovery. Pursuant to the letter agreement, DCP Midstream, LLC made capital contributions to us of $0.3 million during 2007, to reimburse us for these capital projects. As of December 31, 2007, $0.1 million of the capital contributions are included in accounts receivable — affiliates in the consolidated balance sheet.
     We have a note receivable from DCP Midstream, LLC totaling $183.0 million. This note is due on demand; however, we do not anticipate requiring DCP Midstream, LLC to repay this amount. Accordingly we have reflected this receivable as a component of partners’ deficit. The note receivable bears interest at the greater of 5.00% or the applicable federal rate in effect under section 1274(d) of the Internal Revenue Code of 1986. The interest rate in effect on the note was 5.00% at December 31, 2007. All interest income earned under the note has been distributed to DCP Midstream, LLC.
     In accordance with our partnership agreement, we distribute all available cash to our partners according to their respective ownership interest.
ConocoPhillips
     We have multiple agreements whereby we provide a variety of services to ConocoPhillips and its affiliates. The agreements include fee-based and percentage-of-proceeds gathering and processing arrangements, gas purchase and gas sales agreements. We anticipate continuing to purchase from and sell these commodities to ConocoPhillips and its affiliates in the ordinary course of business. In addition, we may be reimbursed by ConocoPhillips for certain capital projects where the work is performed by us. We received $2.9 million of capital reimbursements during the year ended December 31, 2007.
     We had accounts receivable and accounts payable with affiliates as follows:

December 31,
2007
(Millions)
DCP Midstream, LLC:
Accounts receivable	$47.3
Accounts payable	$53.3
Spectra Energy:
Accounts receivable	$1.5
ConocoPhillips:
Accounts receivable	$3.3
Accounts payable	$2.3

     The following summarizes the unrealized losses on derivative instruments with affiliates:

December 31,
2007
(Millions)
DCP Midstream, LLC:
Unrealized losses—current	$(2.7)
6. Property, Plant and Equipment
     A summary of property, plant and equipment by classification is as follows:

	Depreciable	December 31,
	Life	2007
		(Millions)
Gathering systems	15 — 30 Years	$371.3
Processing plants	25 — 30 Years	91.4
Terminals	25 — 30 Years	24.2
Transportation	25 — 30 Years	141.0
General plant	3 — 5 Years	4.0
Construction work in progress		25.5

Property, plant and equipment		657.4
Accumulated depreciation		(156.7)

Property, plant and equipment, net		$500.7

     The above amounts include accrued capital expenditures of $8.4 million as of December 31, 2007, which are included in other current liabilities in the consolidated balance sheet.
     Asset Retirement Obligations — Our asset retirement obligations relate primarily to the retirement of various gathering pipelines and processing facilities, obligations related to right-of-way easement agreements, and contractual leases for land use. We adjust our asset retirement obligation each quarter for any liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows. The asset retirement obligation, included in other long-term liabilities in the consolidated balance sheet, was $3.1 million at December 31, 2007.
     We identified various assets as having an indeterminate life, for which there is no requirement to establish a fair value for future retirement obligations associated with such assets. These assets include certain pipelines, gathering systems and processing facilities. A liability for these asset retirement obligations will be recorded only if and when a future retirement obligation with a determinable life is identified. These assets have an indeterminate life because they are owned and will operate for an indeterminate future period when properly maintained. Additionally, if the portion of an owned plant containing asbestos were to be modified or dismantled, we would be legally required to remove the asbestos. We currently have no plans to take actions that would require the removal of the asbestos in these assets. Accordingly, the fair value of the asset retirement obligation related to this asbestos cannot be estimated and no obligation has been recorded.
7. Goodwill and Intangible Assets
     The change in the carrying amount of goodwill is as follows:

December 31,
2007
(Millions)
Beginning of period	$29.3
Acquisitions	50.9

End of period	$80.2

     Goodwill of $29.3 million represents the amount that was recognized by DCP Midstream, LLC when it acquired certain assets which are now included in our Wholesale Propane Logistics segment, and was allocated based on fair value to the wholesale propane logistics business in order to present historical information about the assets we acquired in November 2006. The increase in goodwill during 2007 of $50.9 million represents the amount that we recognized in connection with our acquisition of the MEG subsidiaries from DCP Midstream, LLC.

     We perform an annual goodwill impairment test, and update the test during interim periods if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We use a discounted cash flow analysis supported by market valuation multiples to perform the assessment. Key assumptions in the analysis include the use of an appropriate discount rate, estimated future cash flows and an estimated run rate of general and administrative costs. In estimating cash flows, we incorporate current market information, as well as historical and other factors, into our forecasted commodity prices. Our annual goodwill impairment tests indicated that our reporting unit’s fair value exceeded its carrying or book value; therefore, we did not record any impairment charges during the year ended December 31, 2007.
     Intangible assets consist primarily of commodity purchase contracts and relationships. The gross carrying amount and accumulated amortization of these intangible assets are included in the accompanying consolidated balance sheet as intangible assets, net, and are as follows:

December 31,
2007
(Millions)
Gross carrying amount	$32.4
Accumulated amortization	(2.7)

Intangible assets, net	$29.7

     Intangible assets increased as a result of the Southern Oklahoma and MEG acquisitions, through which $12.5 million and $15.5 million, respectively, of intangible assets were acquired.
     As of December 31, 2007, the remaining amortization periods range from approximately less than one year to 25 years, with a weighted-average remaining period of approximately 20 years.
8. Equity Method Investments
     The following table summarizes our equity method investments:

	Percentage of	Carrying
	Ownership as of	Value as of
	December 31,	December 31,
	2007	2007
		(Millions)
Discovery Producer Services LLC	40%	$117.9
DCP East Texas Holdings, LLC	25%	62.9
Black Lake Pipe Line Company	45%	6.2
Other	50%	0.2

Total equity method investments		$187.2

     Discovery operates a 600 MMcf/d cryogenic natural gas processing plant near Larose, Louisiana, a natural gas liquids fractionator plant near Paradis, Louisiana, a natural gas pipeline from offshore deep water in the Gulf of Mexico that transports gas to its processing plant in Larose, Louisiana with a design capacity of 600 MMcf/d and approximately 280 miles of pipe, and several laterals in the Gulf of Mexico. There was a deficit between the carrying amount of the investment and the underlying equity of Discovery of $43.7 million at December 31, 2007, which is associated with, and is being accreted over, the life of the underlying long-lived assets of Discovery.
     East Texas is engaged in the business of gathering, transporting, treating, compressing, processing, and fractionating natural gas and NGLs. Its operations, located near Carthage, Texas, include a natural gas processing complex with a total capacity of 780 MMcf/d and a natural gas liquids fractionator. The facility is connected to an approximately 845-mile gathering system, as well as third party gathering systems. The complex includes and is adjacent to the Carthage Hub, which delivers residue gas to interstate and intrastate pipelines. The Carthage Hub, with an aggregate delivery capacity of 1.5 Bcf/d, acts as a key exchange point for the purchase and sale of residue gas.
     Black Lake owns a 317-mile NGL pipeline, with a throughput capacity of approximately 40 MBbls/d. The pipeline receives NGLs from a number of gas plants in Louisiana and Texas. There was a deficit between the carrying amount of the investment and the underlying equity of Black Lake of $6.4 million at December 31, 2007, which is associated with, and is being accreted over, the life of the underlying long-lived assets of Black Lake.

     The following summarizes financial information of our equity method investments:

December 31,
2007
(Millions)
Balance sheet:
Current assets	$168.8
Long-term assets	630.3
Current liabilities	100.9
Long-term liabilities	14.9

Net assets	$683.3

9. Estimated Fair Value of Financial Instruments
     We have determined the following fair value amounts using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. The following summarizes the estimated fair value of financial instruments:

	December 31, 2007
		Estimated
	Carrying	Fair
	Amount	Value
	(Millions)
Restricted investments	$100.5	$100.5
Accounts receivable	$133.8	$133.8
Accounts payable	$165.8	$165.8

Net unrealized losses on derivative instruments	$(95.1)	$(95.1)
Long-term debt	$630.0	$630.0
     The fair value of restricted investments, accounts receivable and accounts payable are not materially different from their carrying amounts because of the short term nature of these instruments or the stated rates approximating market rates. Unrealized gains and unrealized losses on derivative instruments are carried at fair value.
     The carrying value of long-term debt approximates fair value, as the interest rate is variable and reflects current market conditions.
10. Debt
     Long-term debt was as follows:

Principal
Amount at
December 31,
2007
(Millions)
Revolving credit facility, weighed-average interest rate of 5.47%, due June 21, 2012	$530.0
Term loan facility, interest rate of 5.05%, due June 21, 2012	100.0

Total long-term debt	$630.0

     Credit Agreements
     On June 21, 2007, we entered into the Amended and Restated Credit Agreement, or the Amended Credit Agreement, that replaced our existing credit agreement, or the Credit Agreement, which consists of:
•	a $600.0 million revolving credit facility; and

•	a $250.0 million term loan facility.
     At December 31, 2007, we had $0.2 million of letters of credit outstanding. Outstanding balances under the term loan facility are fully collateralized by investments in high-grade securities, which are classified as restricted investments in the accompanying consolidated balance sheet as of December 31, 2007. We have incurred $0.6 million of debt issuance costs associated with the Amended Credit Agreement. These expenses are deferred as other long-term assets in the consolidated balance sheet and will be amortized over the term of the Amended Credit Agreement.
     Under the Amended Credit Agreement, indebtedness under the revolving credit facility bears interest at either: (1) the higher of Wachovia Bank’s prime rate or the Federal Funds rate plus 0.50%; or (2) LIBOR plus an applicable margin, which ranges from 0.23% to 0.575% dependent upon our leverage level or credit rating. The revolving credit facility incurs an annual facility fee of 0.07% to 0.175% depending on our applicable leverage level or debt rating. This fee is paid on drawn and undrawn portions of the revolving credit facility. The term loan facility bears interest at a rate equal to either: (1) LIBOR plus 0.10%; or (2) the higher of Wachovia Bank’s prime rate or the Federal Funds rate plus 0.50%.
     The Amended Credit Agreement requires us to maintain a leverage ratio (the ratio of our consolidated indebtedness to our consolidated EBITDA, in each case as is defined by the Amended Credit Agreement) of not more than 5.0 to 1.0, and on a temporary basis for not more than three consecutive quarters (including the quarter in which such acquisition is consummated) following the consummation of asset acquisitions in the midstream energy business of not more than 5.50 to 1.0. The Amended Credit Agreement also requires us to maintain an interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, in each case as is defined by the Amended Credit Agreement) of equal or greater than 2.5 to 1.0 determined as of the last day of each quarter for the four-quarter period ending on the date of determination.
     Bridge Loan
     In May 2007, we entered into a two-month bridge loan, or the Bridge Loan, which provided for borrowings up to $100.0 million, and had terms and conditions substantially similar to those of our Credit Agreement. In conjunction with our entering into the Bridge Loan, our Credit Agreement was amended to provide for additional unsecured indebtedness, of an amount not to exceed $100.0 million, which was due and payable no later than August 9, 2007.
     We used borrowings on the Bridge Loan of $88.0 million to partially fund the Southern Oklahoma acquisition. The remaining $12.0 million available for borrowing on the Bridge Loan was not utilized. We used a portion of the net proceeds of a private placement of limited partner units to extinguish the $88.0 million outstanding on the Bridge Loan in June 2007.
11. Non-Controlling Interest
     Non-controlling interest represents (1) the ownership interests of DCP Partners’ public unitholders in net assets of DCP Partners through DCP Partners’ publicly traded common units; (2) affiliate ownership interests in common units and in all of the subordinated units; and (3) the non-controlling interest holders’ portion of the net assets of our Collbran Valley Gas Gathering system joint venture, acquired with the MEG acquisition in August 2007.
     We own a 1.5% general partner interest in DCP Partners. For financial reporting purposes, the assets and liabilities of DCP Partners are consolidated with those of our own, with any third party and affiliate investors’ interest in our consolidated balance sheet amounts shown as non-controlling interest. Distributions to and contributions from non-controlling interests represent cash payments and cash contributions, respectively, from such third-party and affiliate investors.
     At December 31, 2007, DCP Partners had outstanding 16,840,326 common units and 7,142,857 subordinated units.
     General — DCP Partners’ partnership agreement requires that, within 45 days after the end of each quarter, DCP Partners distribute all Available Cash (defined below) to unitholders of record on the applicable record date, as determined by us as the general partner.
     In November 2007, DCP Partners’ universal shelf registration statement on Form S-3 was declared effective by the SEC. The universal shelf registration statement has a maximum aggregate offering price of $1.5 billion, which will allow DCP Partners to register and issue additional partnership units and debt obligations.

     In June 2007, DCP Partners entered into a private placement agreement with a group of institutional investors for $130.0 million, representing 3,005,780 common limited partner units at a price of $43.25 per unit, and received proceeds of $128.5 million, net of offering costs.
     In July 2007, DCP Partners issued 620,404 common units to DCP Midstream, LLC as partial consideration for the purchase of Discovery, East Texas and the Swap. In August 2007, DCP Partners issued 275,735 common units to DCP Midstream, LLC as partial consideration for the purchase of certain subsidiaries of MEG.
     In August 2007, DCP Partners issued 2,380,952 common units in a private placement, pursuant to a common unit purchase agreement with private owners of MEG or affiliates of such owners, at $42.00 per unit, or approximately $100.0 million in the aggregate.
     In January 2008, DCP Partners’ registration statement on Form S-3 to register the 3,005,780 common limited partner units represented in the June 2007 private placement agreement and the 2,380,952 common limited partner units represented in the August 2007 private placement agreement was declared effective by the SEC.
     Definition of Available Cash — Available Cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:
•	less the amount of cash reserves established by us as the general partner to:
•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to the unitholders and to us as the general partner for any one or more of the next four quarters;
•	plus, if we, as the general partner so determine, all or a portion of cash and cash equivalents on hand on the date of determination of Available Cash for the quarter.
     General Partner Interest and Incentive Distribution Rights — Prior to June 2007, as the general partner, we were entitled to 2% of all quarterly distributions that we make prior to DCP Partners’ liquidation. We have the right, but not the obligation, to contribute a proportionate amount of capital to maintain our current general partner interest. We did not participate in certain issuances of common units by DCP Partners during 2007. Therefore, our 2% interest in these distributions was reduced to 1.5%.
     The incentive distribution rights held by us as the general partner entitle us to receive an increasing share of Available Cash when pre-defined distribution targets are achieved. Our incentive distribution rights were not reduced as a result of these private placement agreements, and will not be reduced if DCP Partners issues additional units in the future and we do not contribute a proportionate amount of capital to DCP Partners to maintain our current general partner interest. Please read the Distributions of Available Cash during the Subordination Period and Distributions of Available Cash after the Subordination Period sections below for more details about the distribution targets and their impact on our incentive distribution rights.
     Subordinated Units — All of the subordinated units are held by DCP Midstream, LLC. DCP Partners’ partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of Available Cash each quarter in an amount equal to $0.35 per common unit, or the Minimum Quarterly Distribution, plus any arrearages in the payment of the Minimum Quarterly Distribution on the common units from prior quarters, before any distributions of Available Cash may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the Minimum Quarterly Distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be Available Cash to be distributed on the common units. The subordination period will end, and the subordinated units will convert to common units, on a one for one basis, when certain distribution requirements, as defined in the partnership agreement, have been met. The subordination period has an early termination provision that permits 50% of the subordinated units to convert to common units on the second business day following the first quarter distribution in 2008 and the other 50% of the subordinated units to convert to common units on the second business day following the first quarter distribution in 2009, provided the tests for ending the subordination period contained in the partnership agreement are satisfied. DCP Partners determined that the criteria set forth in the partnership agreement for early termination of the subordination period occurred in February 2008 and, therefore, 50% of the subordinated units converted into common units. DCP Partners’ board of directors and the conflicts committee of the board certified that all conditions for early conversion were satisfied. The rights of the subordinated unitholders, other than the distribution rights described above, are substantially the same as the rights of the common unitholders.

     Distributions of Available Cash during the Subordination Period — DCP Partners’ partnership agreement, after adjustment for our relative ownership level, currently 1.5%, requires that DCP Partners make distributions of Available Cash for any quarter during the subordination period in the following manner:
•	first, to the common unitholders and us as the general partner, in accordance with their pro rata interest, until DCP Partners distributes for each outstanding common unit an amount equal to the Minimum Quarterly Distribution for that quarter;

•	second, to the common unitholders and us as the general partner, in accordance with their pro rata interest, until DCP Partners distributes for each outstanding common unit an amount equal to any arrearages in payment of the Minimum Quarterly Distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders and us as the general partner, in accordance with their pro rata interest, until DCP Partners distributes for each subordinated unit an amount equal to the Minimum Quarterly Distribution for that quarter;

•	fourth, to all unitholders and us as the general partner, in accordance with their pro rata interest, until each unitholder receives a total of $0.4025 per unit for that quarter (the First Target Distribution);

•	fifth, 13% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.4375 per unit for that quarter (the Second Target Distribution);

•	sixth, 23% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.525 per unit for that quarter (the Third Target Distribution); and

•	thereafter, 48% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders (the Fourth Target Distribution).
     Distributions of Available Cash after the Subordination Period — DCP Partners’ partnership agreement, after adjustment for our relative ownership level, requires that DCP Partners make distributions of Available Cash from operating surplus for any quarter after the subordination period in the following manner:
•	first, to all unitholders and us as the general partner, in accordance with their pro rata interest, until each unitholder receives a total of $0.4025 per unit for that quarter;

•	second, 13% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.4375 per unit for that quarter;

•	third, 23% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.525 per unit for that quarter; and

•	thereafter, 48% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders.
     The following table presents DCP Partners’ cash distributions paid in 2007:

Payment Date	Per Unit Distribution	Total Cash Distribution
		(Millions)
November 14, 2007	$0.550	$14.7
August 14, 2007	0.530	12.4
May 15, 2007	0.465	8.6
February 14, 2007	0.430	7.8
12. Partners’ Deficit
     At December 31, 2007, partners’ deficit consisted of our capital account, a note receivable from DCP Midstream, LLC and accumulated other comprehensive loss.
     As of December 31, 2007, we had a deficit balance of $5.6 million in our partners’ deficit account. This negative balance does not represent an asset to us and does not represent obligations by us to contribute cash or other property. The partners’ deficit account generally consists of our cumulative share of net income less cash distributions made plus capital contributions made. Cash distributions that we receive during a period from DCP Partners may exceed our interest in DCP Partners’ net income for the period. DCP Partners makes quarterly cash distributions of all of its Available Cash, defined above. Future cash distributions that exceed net income and contributions made will result in an increase in the deficit balance in the partners’ deficit account.

13. Risk Management and Hedging Activities
     The impact of our derivative activity on our financial position is summarized below:

December 31,
2007
(Millions)
Interest rate cash flow hedges:
Net deferred losses in AOCI	$(0.2)
     For the year ended December 31, 2007, no derivative gains or losses were reclassified from AOCI to current period earnings as a result of the discontinuance of cash flow hedges related to certain forecasted transactions that are not probable of occurring.
     We are exposed to market risks, including changes in commodity prices and interest rates. We may use financial instruments such as forward contracts, swaps and futures to mitigate the effects of the identified risks. In general, we attempt to mitigate risks related to the variability of future cash flows resulting from changes in applicable commodity prices or interest rates so that we can maintain cash flows sufficient to meet debt service, required capital expenditures, distribution objectives and similar requirements. We have established a comprehensive risk management policy, or the Risk Management Policy, and a risk management committee, to monitor and manage market risks associated with commodity prices and interest rates. Our Risk Management Policy prohibits the use of derivative instruments for speculative purposes.
     As of December 31, 2007, we posted collateral with certain counterparties to our commodity derivative instruments of approximately $18.2 million, which is included in other current assets on the consolidated balance sheet.
     Commodity Price Risk — Our operations of gathering, processing, and transporting natural gas, and the accompanying operations of transporting and marketing of NGLs create commodity price risk due to market fluctuations in commodity prices, primarily with respect to the prices of NGLs, natural gas and crude oil. As an owner and operator of natural gas processing and other midstream assets, we have an inherent exposure to market variables and commodity price risk. The amount and type of price risk is dependent on the underlying natural gas contracts to purchase and process raw natural gas. Risk is also dependent on the types and mechanisms for sales of natural gas and NGLs, and related products produced, processed, transported or stored.
     Our wholesale propane logistics business is generally designed to establish stable margins by entering into supply arrangements that specify prices based on established floating price indices and by entering into sales agreements that provide for floating prices that are tied to our variable supply costs plus a margin. To the extent that we carry propane inventories or our sales and supply arrangements are not aligned, we are exposed to market variables and commodity price risk. The amount and type of price risk is dependent on the mechanisms and locations for purchases, sales, transportation and storage of propane.
     We manage our commodity derivative activities in accordance with our Risk Management Policy, which limits exposure to market risk and requires regular reporting to management of potential financial exposure.
     Interest Rate Risk — Interest rates on credit facility balances and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would face similar circumstances.
     Credit Risk — In the Natural Gas Services segment, we sell natural gas to marketing affiliates of natural gas pipelines, marketing affiliates of integrated oil companies, marketing affiliates of DCP Midstream, LLC, national wholesale marketers, industrial end-users and gas-fired power plants. In the Wholesale Propane Logistics segment, we sell primarily to retail propane distributors. In the NGL Logistics segment, our principal customers include an affiliate of DCP Midstream, LLC, producers and marketing companies. Concentration of credit risk may affect our overall credit risk, in that these customers may be similarly affected by changes in economic, regulatory or other factors. Where exposed to credit risk, we analyze the counterparties’ financial condition prior to entering into an agreement, establish credit limits, and monitor the appropriateness of these limits on an ongoing basis. We operate under DCP Midstream, LLC’s corporate credit policy. DCP Midstream, LLC’s corporate credit policy, as well as the standard terms and conditions of our agreements, prescribe the use of financial responsibility and reasonable grounds for adequate assurances. These provisions allow our credit department to request that a counterparty remedy credit limit violations by posting cash or letters of credit for exposure in excess of an established credit line. The credit line represents an open credit limit, determined in accordance with DCP Midstream, LLC’s credit policy and guidelines. The agreements also provide that the inability of a counterparty to post collateral is sufficient cause to terminate a contract and liquidate all positions. The adequate assurance provisions also allow us to suspend deliveries, cancel agreements or continue deliveries to the buyer after the buyer provides security for payment to us in a satisfactory form.

     Commodity Cash Flow Protection Activities — We used NGL, natural gas and crude oil swaps to mitigate the risk of market fluctuations in the price of NGLs, natural gas and condensate. Prior to July 1, 2007, the effective portion of the change in fair value of a derivative designated as a cash flow hedge was accumulated in AOCI. During the period in which the hedged transaction impacted earnings, amounts in AOCI associated with the hedged transaction were reclassified to earnings in the same accounts as the item being hedged. The impact of our derivative activity on our consolidated financial position as of December 31, 2007 is insignificant.
     Effective July 1, 2007, we elected to discontinue using the hedge method of accounting for our commodity cash flow hedges. Therefore, we are using the mark-to-market method of accounting for all commodity derivative instruments. As a result, an insignificant amount of the remaining net loss deferred in AOCI at December 31, 2007 is expected to be reclassified to sales of natural gas, propane, NGLs and condensate, through December 2011, as the hedged transactions impact earnings. Subsequent to July 1, 2007, the changes in fair value of financial derivatives are included in earnings.
     As of December 31, 2007, we have mitigated a portion of our expected natural gas, NGL and condensate commodity price risk associated with the equity volumes from our gathering and processing operations through 2013 with natural gas, NGLs and crude oil derivatives.
     Other Asset-Based Activity —To the extent possible, we match the pricing of our supply portfolio to our sales portfolio in order to lock in value and reduce our overall commodity price risk. We manage the commodity price risk of our supply portfolio and sales portfolio with both physical and financial transactions. We occasionally will enter into financial derivatives to lock in price variability across the Pelico system to maximize the value of pipeline capacity. These financial derivatives are accounted for using mark-to-market accounting with changes in fair value recognized in current period earnings.
     Our wholesale propane logistics business is generally designed to establish stable margins by entering into supply arrangements that specify prices based on established floating price indices and by entering into sales agreements that provide for floating prices that are tied to our variable supply costs plus a margin. Occasionally, we may enter into fixed price sales agreements in the event that a retail propane distributor desires to purchase propane from us on a fixed price basis. We manage this risk with both physical and financial transactions, sometimes using non-trading derivative instruments, which generally allow us to swap our fixed price risk to market index prices that are matched to our market index supply costs. In addition, we may on occasion use financial derivatives to manage the value of our propane inventories. These financial derivatives are accounted for using mark-to-market accounting with changes in fair value recognized in current period earnings.
     Commodity Fair Value Hedges — Historically, we used fair value hedges to mitigate risk to changes in the fair value of an asset or a liability (or an identified portion thereof) that is attributable to fixed price risk. We may hedge producer price locks (fixed price gas purchases) to reduce our cash flow exposure to fixed price risk by swapping the fixed price risk for a floating price position (New York Mercantile Exchange or index-based).
     Normal Purchases and Normal Sales — If a contract qualifies and is designated as a normal purchase or normal sale, no recognition of the contract’s fair value in the consolidated balance sheet is required until the associated delivery period impacts earnings. We have applied this accounting election for contracts involving the purchase or sale of physical natural gas, propane or NGLs in future periods.
     Interest Rate Cash Flow Hedges — We mitigate a portion of our interest rate risk with interest rate swaps, which reduce our exposure to market rate fluctuations by converting variable interest rates to fixed interest rates. These interest rate swap agreements convert the interest rate associated with an aggregate of $425.0 million of the indebtedness outstanding under our revolving credit facility to a fixed rate obligation, thereby reducing the exposure to market rate fluctuations. All interest rate swap agreements have been designated as cash flow hedges, and effectiveness is determined by matching the principal balance and terms with that of the specified obligation. The effective portions of changes in fair value are recognized in AOCI in the consolidated balance sheet. As a result, an insignificant amount of the remaining net loss deferred in AOCI at December 31, 2007 is expected to be reclassified into earnings during the next 12 months as the hedged transactions impact earnings however, due to the volatility of the interest rate markets, the corresponding value in AOCI is subject to change prior to its reclassification into earnings. Ineffective portions of changes in fair value are recognized in earnings. The agreements reprice prospectively approximately every 90 days. Under the terms of the interest rate swap agreements, we pay fixed rates ranging from 3.97% to 5.19%, and receive interest payments based on the three-month LIBOR. The differences to be paid or received under the interest rate swap agreements are recognized as an adjustment to interest expense. The agreements are with major financial institutions, which are expected to fully perform under the terms of the agreements.
14. Equity-Based Compensation
     On November 28, 2005, the board of directors of the General Partner adopted a long-term incentive plan, or LTIP, for employees, consultants and directors of the General Partner and its affiliates who perform services for us, effective as of December 7, 2005. Under the LTIP, equity-based instruments may be granted to our key employees. The LTIP provides for the grant of limited partner units, or

LPUs, phantom units, unit options and substitute awards, and, with respect to unit options and phantom units, the grant of dividend equivalent rights, or DERs. Subject to adjustment for certain events, an aggregate of 850,000 LPUs may be delivered pursuant to awards under the LTIP. Awards that are canceled or forfeited, or are withheld to satisfy the General Partner’s tax withholding obligations, are available for delivery pursuant to other awards. The LTIP is administered by the compensation committee of the General Partner’s board of directors. All awards are subject to cliff vesting, with the exception of the Phantom Units issued to directors in conjunction with our initial public offering, which are subject to graded vesting provisions.
     Awards granted to directors are accounted for as equity-based awards and all other awards are accounted for as liability awards.
     Performance Units — We have awarded phantom LPUs, or Performance Units, pursuant to the LTIP to certain employees. Performance Units generally vest in their entirety at the end of a three year performance period. The number of Performance Units that will ultimately vest range from 0% to 150% of the outstanding Performance Units, depending on the achievement of specified performance targets over three year performance periods. The final performance payout is determined by the compensation committee of the board of directors of the General Partner. The DERs will be paid in cash at the end of the performance period. Of the remaining Performance Units outstanding at December 31, 2007, 28,350 units are expected to vest on December 31, 2008 and 27,150 units are expected to vest on December 31, 2009.
     At December 31, 2007, there was approximately $1.4 million of unrecognized compensation expense related to the Performance Units that is expected to be recognized over a weighted-average period of 1.5 years. The following table presents information related to the Performance Units:

		Grant Date
		Weighted-	Measurement
		Average Price	Date Price
	Units	per Unit	per Unit
Outstanding at December 31, 2006	23,090	$26.96
Granted	29,610	$37.29
Forfeited	(5,740)	$31.39

Outstanding at December 31, 2007	46,960	$32.93	$45.95

Expected to vest (a)	55,500	$32.93	$45.95

(a)	Based on our December 31, 2007 estimated achievement of specified performance targets, the number of performance units granted in 2006 that will ultimately vest is estimated at 143% of the targeted units granted.
     The estimate of Performance Units that are expected to vest is based on highly subjective assumptions that could potentially change over time, including the expected forfeiture rate and achievement of performance targets. Therefore, the amount of unrecognized compensation expense noted above does not necessarily represent the value that will ultimately be realized in earnings.
     Phantom Units — In conjunction with our initial public offering, in January 2006 the General Partner’s board of directors awarded phantom LPUs, or Phantom Units, to key employees, and to directors who are not officers or employees of affiliates of the General Partner. Of the remaining Phantom Units outstanding at December 31, 2007, 2,001 units are expected to vest on January 3, 2008 and 17,698 units are expected to vest on January 3, 2009.
     In 2007, we granted 4,500 Phantom Units, pursuant to the LTIP, to directors who are not officers or employees of affiliates of the General Partner as part of their annual director fees for 2007. Of these Phantom Units, 4,000 units vested during 2007 and 500 units are expected to vest on February 7, 2008.
     The DERs are paid quarterly in arrears.
     At December 31, 2007, there was approximately $0.3 million of unrecognized compensation expense related to the Phantom Units that is expected to be recognized over a weighted-average period of 1.0 year. The following table presents information related to the Phantom Units:

		Grant Date
		Weighted-	Measurement
		Average Price	Date Price
	Units	per Unit	per Unit
Outstanding at December 31, 2006	24,700	$24.05
Granted	4,500	$42.90
Forfeited	(2,333)	$24.05
Vested	(6,668)	$35.23

Outstanding at December 31, 2007	20,199	$24.56	$45.95

Expected to vest	20,199	$24.56	$45.95
     The estimate of Phantom Units that are expected to vest is based on highly subjective assumptions that could potentially change over time, including the expected forfeiture rate. Therefore, the amount of unrecognized compensation expense noted above does not necessarily represent the value that will ultimately be realized in earnings.
     We intend to settle the awards issued under the LTIP in cash upon vesting, with the exception of the units granted to directors. Compensation expense is recognized ratably over each vesting period, and will be remeasured quarterly for all awards outstanding until the units are vested. The fair value of all awards is determined based on the closing price of DCP Partners’ common units at each measurement date. During the year ended December 31, 2007, 2,668 units vested and were settled in cash for $0.1 million, and 4,000 units were settled with the issuance of limited partner units.
15. Income Taxes
     We are structured as a master limited partnership, which is a pass-through entity for federal income tax purposes. Accordingly, we had no deferred tax balances as of December 31, 2007.
     In May 2006, the state of Texas enacted a margin-based franchise tax into law that replaced the existing franchise tax, commonly referred to as the Texas margin tax. The Texas margin tax is assessed at 1% of taxable margin apportioned to Texas. As a result of the change in Texas franchise law, our status in the state of Texas changed from non-taxable to taxable. The Texas margin tax becomes effective for franchise tax reports due on or after January 1, 2008. The 2008 tax will be based on revenues earned during the 2007 fiscal year. The deferred and current tax liabilities associated with the Texas margin tax were insignificant.
16. Commitments and Contingent Liabilities
     Litigation
     Driver — In August 2007, Driver Pipeline Company, Inc., or Driver, filed a lawsuit against us, in District Court, Jackson County, Texas. The litigation stems from an ongoing commercial dispute involving the construction of the Wilbreeze pipeline, which was completed in December 2006. Driver was the primary contractor for construction of the pipeline and the construction process was managed for us by DCP Midstream, LP. Driver claims damages in the amount of $2.4 million for breach of contract. We believe Driver’s position in this litigation is without merit and we intend to vigorously defend ourselves against this claim. It is not possible to predict whether we will incur any liability or to estimate the damages, if any, we might incur in connection with this matter. Management does not believe the ultimate resolution of this issue will have a material adverse effect on our consolidated financial position.
     El Paso — In December 2006, El Paso E&P Company, L.P., or El Paso, filed a lawsuit against us and DCP Assets Holding, LP, one of our affiliates, in District Court, Harris County, Texas. The litigation stems from an ongoing commercial dispute involving our Minden processing plant that dates back to August 2000, which is prior to our ownership of this asset. El Paso claims damages, including interest, in the amount of $5.7 million in the litigation, the bulk of which stems from audit claims under our commercial contract for historical periods prior to our ownership of this asset. We will only be responsible for potential payments, if any, for claims that involve periods of time after the date we acquired this asset from DCP Midstream, LLC in December 2005. It is not possible to predict whether we will incur any liability or to estimate the damages, if any, we might incur in connection with this matter. Management does not believe the ultimate resolution of this issue will have a material adverse effect on our consolidated financial position.
     Other — We are not a party to any other significant legal proceedings, but are a party to various administrative and regulatory proceedings and commercial disputes that have arisen in the ordinary course of our business. Management currently believes that the ultimate resolution of the foregoing matters, taken as a whole, and after consideration of amounts accrued, insurance coverage or other indemnification arrangements, will not have a material adverse effect on our consolidated financial position.
     Insurance — We contract with a third party insurer for our primary general liability insurance covering third party exposures, and for our property insurance, which covers the replacement value of all real and personal property and includes business interruption/extra expense. DCP Midstream, LLC provides our remaining insurance coverage through third party insurers for: (1) statutory workers’ compensation insurance; (2) automobile liability insurance for all owned, non-owned and hired vehicles; (3) excess liability insurance above the established primary limits for general liability and automobile liability insurance; and (4) directors and officers insurance covering our directors and officers for acts related to our business activities. All coverage is subject to certain limits and deductibles, the terms and conditions of which are common for companies with similar types of operations.
     Environmental — The operation of pipelines, plants and other facilities for gathering, transporting, processing, treating, or storing natural gas, NGLs and other products is subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of these facilities, we must comply with United States laws and regulations at the federal, state and local levels that relate to air and water quality, hazardous and solid waste management and disposal, and other environmental matters. The cost of planning, designing, constructing and operating pipelines, plants, and other facilities must incorporate compliance with environmental laws and regulations and safety standards. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and potentially criminal enforcement measures, including citizen suits, which can include the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of injunctions or restrictions on operation. Management believes that, based on currently known information, compliance with these laws and regulations will not have a material adverse effect on our consolidated financial position.
     Indemnification — DCP Midstream, LLC has indemnified us for certain potential environmental claims, losses and expenses associated with the operation of the assets of certain of our predecessor operations. See the “Indemnification” section of Note 5 for additional details.
     Other Commitments and Contingencies — We utilize assets under operating leases in several areas of operation. Minimum rental payments under our various operating leases in the year indicated are as follows at December 31, 2007:

(Millions)
2008	$9.7
2009	7.9
2010	7.1
2011	6.2
2012	5.8
Thereafter	7.0

Total minimum rental payments	$43.7

17. Business Segments
     Our operations are located in the United States and are organized into three reporting segments: (1) Natural Gas Services; (2) Wholesale Propane Logistics; and (3) NGL Logistics.
     Natural Gas Services — The Natural Gas Services segment consists of (1) the Northern Louisiana system; (2) the Southern Oklahoma system that was acquired in May 2007; (3) our 25% limited liability company interest in East Texas, our 40% limited liability company interest in Discovery, and the losses associated with the Swap acquired in July 2007; and (4) the assets of the MEG subsidiaries that were acquired in August 2007.
     Wholesale Propane Logistics — The Wholesale Propane Logistics segment consists of six owned rail terminals, one of which is currently idle, one leased marine terminal, one pipeline terminal and access to several open access pipeline terminals.
     NGL Logistics — The NGL Logistics segment consists of the Seabreeze and Wilbreeze NGL transportation pipelines, and a non-operated 45% equity interest in the Black Lake interstate NGL pipeline. DCP Midstream, LLC owns a 5% interest in Black Lake and an affiliate of BP PLC owns the remaining interest and is the operator of Black Lake. The Wilbreeze transportation pipeline began operations in December 2006.
     These segments are monitored separately by management for performance against our internal forecast and are consistent with internal financial reporting. These segments have been identified based on the differing products and services, regulatory environment and the expertise required for these operations. Gross margin is a performance measure utilized by management to monitor the business of each segment.

     The following table sets forth our segment information:

December 31,
2007
(Millions)
Segment long-term assets:
Natural Gas Services (a)	$710.7
Wholesale Propane Logistics	52.6
NGL Logistics	34.8
Other (b)	104.1

Total long-term assets	902.2
Current assets	218.5

Total assets	$1,120.7

(a)	Long-term assets for our Natural Gas Services segment increased in 2007 as a result of our Southern Oklahoma acquisition in May 2007, and our acquisition of certain MEG subsidiaries in August 2007.

(b)	Other long-term assets not allocable to segments consist of restricted investments, unrealized gains on derivative instruments, and other long-term assets.
18. Subsequent Events
     On January 24, 2008, the board of directors of the General Partner declared a quarterly distribution of $0.57 per unit, that was paid on February 14, 2008, to unitholders of record on February 7, 2008. This distribution of $0.57 per unit exceeds the highest target distribution level (see Note 11 for discussion of distributions of available cash).
     In January 2008, we received a distribution from Discovery of $11.2 million for the fourth quarter of 2007, and we contributed $1.6 million to Discovery to fund our share of a capital expansion project.
     Subsequent to December 31, 2007, we executed a series of derivative instruments to mitigate a portion of our anticipated commodity exposure. We entered into natural gas swap contracts for 2,000 MMBtu/d at $7.80/MMBtu, for a term from July through December 2008, and we entered into crude oil swap contracts, each for 225 Bbls/d at an average of $87.93/Bbl, for terms ranging from July 2008 through December 2012.
     In February 2008, DCP Partners satisfied the financial tests contained in its partnership agreement for the early conversion of 50% of the outstanding subordinated units held by DCP Midstream, LLC into common units. Prior to the conversion, DCP Midstream, LLC held 7,142,857 subordinated units, and after the conversion, DCP Midstream, LLC holds 3,571,429 subordinated units, which may convert into common units in the first quarter of 2009 if certain additional financial tests contained in DCP Partners’ partnership agreement are satisfied.
     In February 2008, one of our three primary propane suppliers terminated its supply contract with us. We are actively seeking alternative sources of supply and believe such supply sources are available on commercially acceptable terms.
     As of March 3, 2008, we posted collateral with certain counterparties to our commodity derivative instruments of approximately $47.9 million. On March 4, 2008, we entered into a temporary agreement with a counterparty to certain of our swap contracts, whereby our collateral threshold was increased by $20.0 million, resulting in a corresponding reduction of our posted collateral.
     In February 2008, we borrowed $35.0 million under our revolving credit facility, $10.0 million of which has since been repaid. In March 2008, we borrowed $30.0 million under our revolving credit facility and retired $30.0 million of outstanding indebtedness under our term loan facility. As a result, we liquidated $30.0 million of restricted investments securing the term loan portion of our credit facility, the proceeds of which were used for working capital purposes. As a result of the above activity, the borrowing capacity under our revolving credit facility was increased to $630.0 million. We had $585.0 million outstanding under our revolving credit facility as of March 6, 2008.